Delisting Determination,The Nasdaq Stock Market, LLC,
November 7, 2008, NeoMagic Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Neomagic Corporation (the
Company), effective at the opening of the trading session on November 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(3). The Company was notified of
the Staffs determination on October 6, 2008. The Company did not appeal the Staff determination to the Hearings
Panel, and the Staff determination to delist the Company became final on October 15, 2008.